P.E. 2/1/02

1003565

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

CANWEST GLOBAL COMMUNICATIONS CORP.

(*Translation of registrant's name into English*)

3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba,
Canada R3B 3L7
(204) 956-2025
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1.	CanWest Global Communications Corp. Proxy	4
2.	CanWest Global Communications Corp. Notice of Annual Meeting of Shareholders and Management Proxy Circular Solicitation of Proxies	7

EXHIBIT 1

CANWEST GLOBAL COMMUNICATIONS CORP.
PROXY

Annual Meeting of the Shareholders of
CanWest Global Communications Corp.
to be held on January 30, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF CANWEST GLOBAL COMMUNICATIONS CORP.

The undersigned holder of Multiple Voting Shares or Subordinate Voting Shares of CanWest Global Communications Corp. (the "Company") hereby appoints, I. H. Asper, O.C., O.M., Q.C., LL.D., or failing him, L.J. Asper, or failing him, G.S. Asper, all being directors or officers of the Company, or instead of any of the foregoing ______________________________, as proxy of the undersigned, to attend, vote and otherwise act for and on the behalf of the undersigned to the extent of the number of securities specified **at the annual meeting of shareholders of the Company to be held on January 30, 2002 and at all adjournments thereof**, upon the following matters:

1. VOTE FOR [ ] WITHHOLD VOTE [ ] the election as directors the nominees specified in the accompanying management proxy circular.

2. VOTE FOR [ ] WITHHOLD VOTE [ ] the appointment of auditors and in authorizing the directors to fix the remuneration of the auditors.

3. To vote at the discretion of the proxy nominee on any amendments or variations in the foregoing and such other business as may properly come before the meeting or any adjournments thereof.

If no specification is made with respect to items 1 and 2, then the proxy will be voted for the matters referred to in items 1 and 2.

Executed on the __________ day of _________________________, 200_

____
Number and description of Shares

____
Signature of Shareholder

____
Name of Shareholder (Please print clearly)

NOTES:

(1) **A shareholder has the right to appoint a person to represent him/her at the meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) **To be valid, this proxy must be signed and deposited with Computershare Trust Company of Canada at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, not later than the close of business on January 28, 2002, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.**

(3) If an individual, please sign exactly as your shares are registered.

If the shareholder is a company, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the company has a company seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled "APPOINTMENT AND REVOCATION OF PROXIES - Non-Registered Holders" in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.

(4) Reference is made to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(5) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of the share so held.

(6) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.

EXHIBIT 2

CANWEST GLOBAL COMMUNICATIONS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of CanWest Global Communications Corp. (the "Company") will be held at the Westin Bayshore Hotel, Vancouver, British Columbia, on Wednesday, the 30th day of January, 2002 at the hour of 2:30 p.m. (Pacific Standard Time) for the following purposes:

1. to receive the annual report, including the financial statements of the Company for the fiscal year ended August 31, 2001, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and
4. to transact such other business as may properly come before the meeting and any adjournment thereof.

DATED at Winnipeg, Canada this 6th day of December, 2001.

By Order of the Board of Directors

Gail S. Asper
Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, so as to arrive not later than the close of business on January 28, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

CANWEST GLOBAL COMMUNICATIONS CORP.
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES

The information contained in this management proxy circular is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of CanWest Global Communications Corp. (the "Company") to be held on Wednesday, January 30, 2002 at 2:30 p.m. (Pacific Standard Time) at the Westin Bayshore Hotel, Vancouver, British Columbia, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. **The solicitation of proxies by this circular is being made by or on behalf of the management of the Company and the total cost of the solicitation will be borne by the Company.** The information contained herein is given as at December 6, 2001, except as otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Company and are directors and/or officers of the Company. A shareholder who wishes to appoint some other person to represent him/her at the meeting may do so by inserting such person's name in the blank space provided in the form of proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies must be deposited with Computershare Trust Company of Canada ("Computershare") at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, not later than the close of business on January 28, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

Non-Registered Holders

Only registered holders of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company, or the persons whom they appoint as their proxies, are permitted to attend the meeting and only registered holders of Multiple Voting Shares and Subordinate Voting Shares are permitted to vote at the meeting. However, in many cases, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company beneficially owned by a holder (a "Non-Registered Holder") may be registered either:

(a) in the name of an intermediary (an "Intermediary") with which the Non-Registered Holder deals in respect of the shares. Intermediaces include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's RESP's and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, "CDS & CO") of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this management proxy circular, the form of proxy (except for holders of Non-Voting Shares) and the 2001 annual report, (which includes management's discussion and analysis collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders (except for holders of Non-Voting Shares) who have not waived the right to receive meeting materials will either:

A. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8 as described above;

or

B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the information on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the proxy authorization form is to be delivered.**

Revocation

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it with Computershare as aforesaid; or (b) by depositing an instrument in writing executed by him/her, or by his/her attorney authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairperson of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed by proxy on any ballot that may be called in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives as follows:

(a) for the election of directors; and

(b) for the appointment of auditors and the authorization of the directors to fix the remuneration of auditors.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.

VOTING SHARES

The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. On December 6, 2001, the Company had outstanding 98,318,330 Subordinate Voting Shares and 76,785,976 Multiple Voting Shares. Each shareholder of record at the close of business on December 24, 2001, the record date established for notice of the meeting, and for voting in respect of the meeting, will be entitled to 1 vote for each Subordinate Voting Share and 10 votes per share for each Multiple Voting Share held by him/her on all matters proposed to come before the meeting.

As at December 6, 2001, the only persons or companies who owned of record, or who, to the knowledge of the directors and officers of the Company, owned beneficially, directly or indirectly, or exercised control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the meeting were as follows:

Name and Address	Class of Securities	Type of Ownership	No. of Securities	Percentage of Class
CanWest Communications Corporation [(1)] 31st Floor, TD Centre 201 Portage Avenue Winnipeg, Manitoba, Canada R3B 3L7	Multiple Voting Shares Subordinate Voting Shares	Direct Direct	76,785,976 3,462,874	100.0% 3.52%
AIC Group of Funds 1375 Kearns Road Burlington, Ontario, Canada L7P 4V7	Subordinate Voting Shares	Direct	11,781,746	11.98%
AIM Funds Group 120 Bloor Street East Toronto, Ontario M4W 1B7	Subordinate Voting Shares	Direct	18,031,541	18.34%

(1) Indirectly owned and controlled by I. H. Asper and trusts for the benefit of members of his family, including Gail S. Asper and Leonard J. Asper who are senior officers and directors of the Company and David A. Asper who is a director of the Company. Mr. Asper and the relevant trusts indirectly own and control 100% of the voting shares of CanWest Communications Corporation ("CanWest Communications").

Trust Agreement

In compliance with the rules of certain Canadian stock exchanges, CanWest Communications entered into a trust agreement dated October 9, 1991 with the Company and Montreal Trust Company of Canada (as trustee for the holders of the Subordinate Voting Shares, from time to time), as amended by a trust agreement amendment dated May 15, 1996 and a trust amendment dated January 29, 1998 (as amended, the "Trust Agreement"). The Trust Agreement provides the holders of Subordinate Voting Shares with certain rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class which is the subject of the bid. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement would prevent the sale, directly or indirectly, of Multiple Voting Shares owned by CanWest Communications pursuant to a take-over bid, at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition would not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The Trust Agreement will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, CanWest Communications or the Company where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the transferor, and the sale is otherwise made in accordance with applicable law. The phrase "Asper Family" is defined to mean (i) I.H. Asper, (ii) his spouse, (iii) any issue of Mr. Asper (treating for this purpose any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the issue of Mr. Asper, spouses of such issue, Mr. Asper himself or his spouse and (vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. "Spouse" includes a person's widow or widower.

The Trust will also not prevent sales of Multiple Voting Shares, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a "Foundation"), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the transferor (where spouse includes a widow or widower), or certain indirect sales of Multiple Voting Shares in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the Multiple Voting Shares.

On January 20, 2000 shareholders approved an amended and restated trust agreement (the "Amended and Restated Trust Agreement") to which certain Asper family trusts would become party. The amendment is pursuant to an estate plan which has been prepared for Mr. I.H. Asper and his family which, if implemented, would result in the 76,785,976 Multiple Voting Shares and 3,462,874 Subordinate Voting Shares of the Company currently held by CanWest Communications Corporation becoming registered in the names of the trustees of three family trusts: The David Asper Trust, The Gail Asper Trust and The Leonard Asper Trust. The shares of the Company held by CanWest Communications would be split equally among the three trusts. The trustees of each of the trusts are Israel Asper, Fred de Koning and Richard Leipsic, and the beneficiaries of the trusts are members of the Asper family, the Asper Foundation and other charitable organizations.

The Amended and Restated Trust Agreement contains terms and conditions very similar to the existing Trust Agreement except for a number of technical changes reflecting that the registered owners of Multiple Voting Shares will be the family trusts as opposed to CanWest Communications, and except for amendments to paragraphs 2(c) and 2(d) of the Trust Agreement which are designed to provide the Asper family with certain flexibility required to implement the proposed estate plan. This flexibility consists of: (i) permitting Mr. I.H. Asper, his spouse and his issue to be eligible direct holders of Multiple Voting Shares; (ii) permitting Mr. I.H. Asper, his spouse and spouses of issue of Mr. I.H. Asper to be eligible as beneficiaries of a trust which holds Multiple Voting Shares; (iii) permitting a trust which is primarily, rather than exclusively, for the benefit of the issue of Mr. I.H. Asper, spouses of such issue, Mr. I.H. Asper himself or his spouse, to hold Multiple Voting Shares; and (iv) permitting a corporation which is 100% controlled by, rather than 100% owned and controlled by, Mr. I.H. Asper, his spouse, any issue of Mr. I.H. Asper or any trust primarily for the benefit of Mr. I.H. Asper, his spouse, any issue of Mr. I.H. Asper or spouses of such issue to hold Multiple Voting Shares.

The Amended and Restated Trust Agreement will be entered into and become effective upon the Trusts becoming the registered owners of the Multiple Voting Shares and Subordinate Voting Shares currently registered in the name of CanWest Communications or on a date specified by the Board of Directors.

NON-VOTING SHARES

The Company also has authorized an unlimited number of Non-Voting Shares to facilitate foreign investment in the Company. Holders of Non-Voting Shares are entitled to receive notice of and attend any meeting of shareholders of the Company, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Company's outstanding Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-Voting Shares at the option of the holder, while the Non-Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares only if transferred to or held by a "Canadian" holder (as defined in "Restrictions on Issuance and Transfer of Shares" contained in the Articles of Amendment of the Company filed June 4, 1996). Generally speaking, a "Canadian" is a citizen or permanent resident of Canada or a corporation or other entity where the chief executive officer and 80% of the board members are Canadian, 80% of the voting shares are beneficially owned and controlled by Canadians, and, if it is a subsidiary, 66-2/3% of the voting shares of its parent corporation are held by Canadians, and, where relevant, the parent does not influence any programming decisions of the subsidiary. On December 6, 2001, the Company had outstanding 1,941,621 Non-Voting Shares.

CONSTRAINED SHARE PROVISIONS

The Company's articles state, in effect, that: (i) the maximum aggregate holdings of voting shares by non-Canadian holders are limited to 33-1/3% of the total number of voting shares of the Company; and (ii) the maximum individual holdings of the shares of the Company by any single shareholder and its associates are limited to (a) the maximum number of shares which a person may, in the opinion of the Board of Directors, own, beneficially own or control, without (I) changing the effective control of the Canadian broadcasting undertakings of the Company; (II) resulting in a person, or a person and its associates, who controls less than 30% of the issued voting shares of the Company or of any person that directly or indirectly has effective control of the Company, having control of 30% or more of such voting shares; (III) resulting in a person, or a person and its associates, who owns less than 50% of the issued shares of the Company or of any person that directly or indirectly has effective control of the Company, owning 50% or more of such issued shares; or (IV) conflicting with the conditions of the broadcasting licences held by the Company or its subsidiaries with respect to changes in the ownership or effective control of the Company's broadcasting undertakings (any of the events described in clauses (I), (II), (III) and (IV) being a "Change of Control Transaction") where the Change of Control Transaction does not have the prior approval of the Canadian Radio-television and Telecommunications Commission; and (b) the maximum number of voting shares that may be issued or transferred to a non-Canadian holder without non-Canadian holders, in the aggregate, holding voting shares in excess of the maximum aggregate holdings. The Company's articles also describe as the "Constrained Class" the class of persons to whom an issue or transfer of shares may, in the opinion of the Board of Directors, adversely affect the Company's ability to qualify under any law to carry on its business or to obtain or retain any broadcasting license, including in relation to the maximum aggregate holdings, a non-Canadian holder and, in relation to the maximum individual holdings, any person who is a non-Canadian holder or who, in the opinion of the directors, intends to engage in a Change of Control transaction without the prior approval of the Canadian Radio-television and Telecommunications Commission.

In the event that an issuance or transfer of shares to a shareholder would cause the shareholder to hold shares in excess of the maximum individual holdings or would result in the number of shares held by persons in the Constrained Class exceeding the maximum aggregate holdings described above, then the articles of the Company authorize the Board of Directors to refuse to issue a share or register a transfer of a share to such shareholder.

Pursuant to the regulations under the CBCA, if Voting Shares held by or on behalf of a person in the Constrained Class exceed the maximum individual holdings, the Shares held by or on behalf of that person may not be voted. The regulations under the CBCA also provide that any corporation or trust which was not a person in the Constrained Class but becomes a person in the Constrained Class will no longer be permitted to exercise the voting rights attached to the Voting Shares that it holds.

ELECTION OF DIRECTORS

The number of directors to be elected at the meeting has been set by the Board of Directors pursuant to the By-laws of the Company to be ten. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his/her successor is elected or appointed. The Company has an Executive Committee, an Audit Committee, an Executive Compensation Committee, a Pensions Committee and a Publications Committee. The members of such committees are indicated below.

Name	Major Positions with Company and Significant Affiliates	Principal Occupation	Director Since	Ownership or Control Over Voting Securities
I. H. Asper, O.C., O.M., Q.C. LL.D.[1][2]	Executive Chairman of the Board	Executive Chairman of the Board of the Company	February 1984	[3]
David A. Asper [1][4][5]	Director	Managing Director, Creswin Properties Ltd.	January 1997	[3]
Gail S. Asper	Secretary	Secretary of the Company	February 1992	[3]
Leonard J. Asper [1][5]	President and Chief Executive Officer	President and Chief Executive Officer of the Company	January 1997	[3]
Dr. Lloyd I. Barber, C.C., LL.D. [1][2][4][6]	Director	President Emeritus, University of Regina	February 1992	Nil
Jalynn H. Bennett, C.M.[2][6]	Director	President, Jalynn H. Bennett and Associates Ltd.	January 1998	2,225 Subordinate Voting Shares
The Lord Black of Crossharbour P.C. (Can) O.C., K.C.S.G [5]	Director	Chairman of the Board and Chief Executive Officer of Hollinger Inc.	November 2000	Nil
The Honourable Frank J. McKenna, P.C.[6]	Director	Counsel, McInnes Cooper & Robertson	July 1999	Nil
F. David Radler [5]	Director	Deputy Chairman of the Board, President and Chief Operating Officer of Hollinger Inc.	November 2000	Nil
Peter D. Viner [5]	Vice Chairman of the Board	Vice Chairman of the Board of the Company	January 1998	83,540 Subordinate Voting Shares

(1) Member of the Executive Committee.
(2) Member of the Executive Compensation Committee.
(3) Mr. I. H. Asper and trusts for the benefit of members of his family, including David A. Asper, Gail S. Asper and Leonard J. Asper, indirectly own and control CanWest Communications which, in turn, owns 100% of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares. See "Voting Shares".
(4) Member of the Pensions Committee
(5) Member of the Publications Committee
(6) Member of the Audit Committee.

Each of the foregoing persons, were elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated a management proxy circular to shareholders.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2001, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "named executive officers") for services rendered in all capacities with respect to the fiscal year ended August 31, 2001.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards	
		Salary $	Bonus $	Other Annual Compensation $[1]	Securities Under Options Granted [2]	All Other Compensation $
L.J. Asper [3]	2001	520,000	[6]	-	30,000	-
President & Chief	2000	500,000	966,842	-	40,496	-
Executive Officer,	1999	375,833	89,100	-	4,753	-
CanWest Global						
Communications Corp.						
I.H. Asper	2001	575,000	1,430,030	-	-	-
Executive Chairman,	2000	575,000	1,744,902	-	-	-
CanWest Global	1999	575,000	1,551,534	-	-	-
Communications Corp.						
D. Babick [4]	2001	525,000	[6]	-	-	-
President & Chief						
Executive Officer of						
Southam Publications Inc.						
G.R. Noble [5]	2001	658,027	141,973	-	-	-
President & Chief	2000	382,150	33,333	30,783	126,550	-
Executive Officer of	1999	332,430	-	47,490	-	-
Global Television						
Network Inc.						
T. C. Strike	2001	475,000	[6]	21,577	20,000	-
Chief Operating Officer,	2000	400,000	125,000	23,755	25,310	-
CanWest Global	1999	360,000	128,000	7,113	3,258	-
Communications Corp.						

(1) The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to the Employee Share Purchase Plan and/or other indebtedness.

(2) Option exercise price per share was market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3) Appointed President and Chief Executive Officer effective September 1, 1999. Mr. Asper has donated $766,842 of his fiscal 2000 bonus to the CanWest Global Foundation.

(4) Mr. Babick was appointed to his present position November 16, 2001. Prior to this date, Mr. Babick was not employed by the Company or a subsidiary of the Company.

(5) Mr. Noble was appointed to his present position May 1, 2000.

(6) Bonus awarded for fiscal 2001 has not been determined as of the date of this Management Proxy Circular.

Executive Employment Agreements

Leonard J. Asper

The Company has entered into an employment agreement with Leonard J. Asper, its President and Chief Executive Officer. The agreement has a five year term, expiring on August 31, 2004, and provides for a base annual salary of $500,000, increasing annually at the greater of 4% and the increase in CPI, incentive compensation equal to 5% of the increase in the Company's consolidated net earnings before amortization of broadcast licences and goodwill over the prior year, and includes health, life insurance and similar benefits available to all the Company's executives. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with the Company for a period of twelve months following expiration of his employment with the Company. Should Mr. Asper terminate the agreement within six months following a change-in-control of the Company, Mr. Asper is entitled to receive 18 months basic compensation and pro-rated incentive compensation for the fiscal year in which the termination occurs.

Gerald R. Noble

Global Television Network Inc. has entered into an employment agreement with Gerald R. Noble, the President and Chief Executive Officer of Global Television Network Inc. The agreement has a 40-month term, expiring on August 31, 2003, and provides for a base annual salary equal to the greater of $500,000 and 0.33% of the consolidated EBITDA of the Company's Canadian television operations, incentive compensation based on improvements in the financial performance of the Company, and includes health, life insurance and similar benefits available to all of the Company's executives. The agreement requires that Mr. Noble will not compete with the Company for a period of twelve months following the termination of his employment with the Company. In the event of termination without just cause, Mr. Noble is entitled to receive not less than twelve months basic compensation, including pro-rated incentive and bonus payments.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares, depending upon each executive's citizenship. The Executive Stock Option Plan is administered by the Board of Directors of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded 10 years. Options granted up to December 31, 1995 are exercisable in equal annual installments over a 5-year period at any time in each year, unless the Board of Directors determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual instalments over five years in the twelfth month of each year of the option with the exceptions of options granted to Directors which vest immediately, and options granted to P.D. Viner which vest in equal annual amounts over the period to July 2002. Options granted after January 1, 2000 are exercisable over a six year period with one third of the options vesting after every two years. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Information as to options granted during fiscal 2001 to the named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

Name	Subordinate Voting Shares Under Options Granted #	% of Total Options Granted to Employees in 2001	Exercise Price $/Security	Market Value of Subordinate Voting Shares Underlying Options On the Date of Grant $/Security	Expiration Date
L. J. Asper	30,000	13.6%	$15.20	$15.20	July 2011
T. C. Strike	20,000	9.1%	$15.20	$15.20	July 2011

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

			Unexercised Options at August 31, 2001		Value of Unexercised In-The-Money Options at August 31, 2001	
Name	Securities Acquired on Exercise #	Aggregate Value Realized $	Exercisable #	Unexercisable #	Exercisable $	Unexercisable $
I.H. Asper	-	-	455,580	-	-	-
L. J. Asper	-	-	15,138	75,634	-	-
G.R. Noble	-	-	10,111	128,863	-	-
T. C. Strike	-	-	10,111	48,863	-	-

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

All employees of the Company and non-executive directors are eligible to participate in the Employee Share Purchase Plan and certain management employees of the Company are eligible to participate in the Management Share Purchase Plan, each of which are part of the Company's Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares, depending upon the participant's citizenship, with a purchase price equal to the market price per share of the shares up to a maximum of the amount of their annual directors fees in the case of directors; 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from the Company. Such loans are to be repaid in full by December 31 of the year in which the loans were made.

The aggregate amount outstanding to the Company and its subsidiaries for indebtedness of present and former directors, officers and employees, in connection with the purchase of securities of the Company, excluding routine indebtedness, as at December 6, 2001 was approximately $72,000.

The following table contains information concerning indebtedness to the Company or its subsidiaries, excluding routine indebtedness, in connection with a purchase of securities of the Company pursuant to the Management Share Purchase Plan, by present and former non-executive directors, executive officers and senior officers of the Company.

Name of Officer or Director And Principal Position	Involvement of Company	Largest Amount of Loan Outstanding since September 1, 2000 [1] $	Amount Outstanding as at December 6, 2001 $	Financially Assisted Securities Purchased during fiscal 2001 [2] #
R.M. Leipsic Vice President & General Counsel, CanWest Global Communications Corp.	Lender	8,421	732	700
J. E. Maguire Vice President, Finance and Chief Financial Officer, CanWest Global Communications Corp.	Lender	6,015	522	500

(1) Loans are interest free and payable in full no later than December 31 of the year in which the loan was made.

(2) The securities purchased are Subordinate Voting Shares of CanWest Global Communications Corp. and are held as security until the loans are repaid.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Company's Executive Compensation Committee is comprised of Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. L.I. Barber, C.C., LL.D. and Ms. J.H. Bennett, C.M. I.H. Asper is the Chair of the Committee. Mr. I.H. Asper is also the Executive Chairman of the Company. Mr. I.H. Asper was not present at, nor did he participate in, deliberations concerning his compensation.

REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is based upon a pay-for-performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Through the compensation program, executive officers are motivated to meet annual performance goals and enhance long-term shareholder value.

The Company's executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation. The key components for executive officer compensation include base compensation and short and long term incentives. The compensation plans have been designed to provide a significant amount of variable compensation which is linked to increases in profitability and shareholder value.

Base compensation has been determined for each of the named executive officers and in certain instances was determined with the assistance of an independent compensation consulting firm. Base compensation is based upon individual performance, responsibility and experience, in order to ensure that it reflects the contribution expected from each executive officer. The base compensation for the Chief Executive Officer included in his contract of employment was determined using a comparator group consisting of chief executive officers of organizations comparable to the Company.

The second component of total compensation, the annual bonus, provides executives with an opportunity to earn incentive payments based upon the recent financial performance of the Company. The method of determining the annual bonus varies for each of the Executive Chairman, the Chief Executive Officer and the remaining named executive officers. For Mr. I.H. Asper, who was Executive Chairman of the Company during fiscal 2001, the annual bonus was 1% of net earnings before amortization of broadcast licenses and goodwill. The bonus for the Chief Executive Officer was equal to 5% of the year over year increase in net earnings before amortization of broadcast licenses and goodwill. Bonuses for the remaining named executive officers vary, taking into consideration elements such as year over year increases in operating profit, net earnings, earnings per share and return on shareholders' equity.

The third component of the Company's compensation plan takes the form of an Executive Stock Option Plan. The purpose of the plan is to encourage ownership of the Company's Subordinate Voting Shares or Non-Voting Shares, to maintain a direct link between pay and performance and to motivate executive officers to improve the Company's longer term financial success as measured in terms of shareholder value.

Submitted by:

I.H. Asper, O.C., O.M., Q.C., LL.D.
Dr. L.I. Barber, C.C.,LL.D.
J.H. Bennett, C.M.

SHARE PERFORMANCE GRAPH

The following graph shows changes over the past five year period in the value of $100 invested in: (1) CanWest's Subordinate Voting Shares; (2) the TSE Communications and Media Total Return Index; and (3) the TSE 300 Total Return Index as of August 31, 2001. CanWest's Subordinate Voting Shares have been included in the TSE 300 Total Return Index since February 1, 1993.

CanWest Comparison of 5-Year Total Shareholders' Return
Subordinate Voting Shares

Total Return Index Values (Subordinate Voting Shares)



CanWest Global (CGS.S)
TSE 300 Composite Index
TSE Communications & Media
400
350
300
250
200
150
100
50
0
8/31/96
8/31/97
8/31/98
8/31/99
8/31/00
8/31/01

	8/31/96	8/31/97	8/31/98	8/31/99	8/31/00	8/31/01
CanWest Global (CGS.S)	100.00	185.11	170.33	163.22	155.60	112.24
TSE 300 Composite Index	100.00	130.92	111.24	142.53	232.92	155.37
TSE Communications & Media	100.00	131.88	148.27	205.55	245.39	195.02

Assuming an investment of $100 and the reinvestment of dividends

CanWest Comparison of 5 Year Total Shareholders' Return
Non-Voting Shares

The following graph shows changes over the past four year period in the value of $100 invested in (1) CanWest's Non-Voting Shares; (2) the TSE Communications and Media Total Return Index; and (3) the TSE 300 Total Return Index as of August 31, 2001. CanWest's Non-Voting Shares have been included in the TSE 300 Total Return Index since August 1, 1997. The Non-Voting Shares, which were first issued in June 1996, also trade on the New York Stock Exchange.



Total Return Index Values (Non - Voting Shares)
CanWest Global (CGS.A)
TSE 300 Composite Index
TSE Communications & Media
400
350
300
250
200
150
100
50
0
8/31/96
8/31/97
8/31/98
8/31/99
8/31/00
8/31/01

The year-end values of each investment shown in the preceding graphs are based upon share price appreciation plus reinvested dividends.

	8/31/96	8/31/97	8/31/98	8/31/99	8/31/00	8/31/01
CanWest Global (CGS.A)	100.00	187.07	169.78	163.48	155.41	110.67
TSE 300 Composite Index	100.00	130.92	111.24	142.53	232.92	155.37
TSE Communications & Media	100.00	131.88	148.27	205.55	245.39	195.02

Assuming an investment of $100 and the reinvestment of dividends

REMUNERATION OF DIRECTORS

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director's fee of $15,000 and a maximum of $1,500 for each meeting attended. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $1,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. In fiscal 2001 aggregate directors' fees of $237,945 were paid by the Company.

The directors are also entitled to participate in the Executive Stock Option Plan. In January 2001, each non-executive director serving at that time received a grant of options to purchase 7,500 Subordinate Voting Shares, except Lord Black and Mr. Radler. These options, which vest immediately on grant, have a 10-year term and may be exercised at an exercise price of $13.95 per share.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a) the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b) the annual premium for the current financial year is $141,900. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c) the policy provides for deductibles as follows:
   - (i) with respect to the directors and officers there is no deductible applicable; and
   - (ii) with respect to reimbursement of the Company there is a deductible of $1,000,000 per occurrence.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favor of the reappointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP (or their predecessors Coopers & Lybrand) have served as auditors of the Company since 1985.

The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the auditors' remuneration must be passed by at least 50% of the votes cast by the holders of the Multiple Voting Shares and Subordinate Voting Shares of the Company voting together as a group, either present in person or represented by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The Canada Business Corporations Act permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2003 is September 6, 2002.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the "Guidelines for Improved Corporate Governance" contained in the December 1994 report of the TSE committee on corporate governance in Canada (the "TSE Report"). A description of the Company's corporate governance practices follows, referring to each of the guidelines established in the TSE Report.

In this Statement, the term "unrelated director" has the meaning given to it in the TSE report - a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. As well, the term "independent director" is used to describe an unrelated director who is free from any interests in or relationships with either the Company or the significant shareholder of the Company or any affiliate of the significant shareholder.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

- reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;
- reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;
- approving operating and capital budgets;
- reviewing and approving the dividend policy and declaration of dividends;
- reviewing and assessing the performance of the senior management including the Chief Executive Officer;
- reviewing and approving prospects for additional senior management positions;
- reviewing and approving major financing;
- reviewing and approving the quarterly and annual financial statements;
- reviewing and approving compensation of the Chief Executive Officer and other senior executives;
- reviewing the Company's share compensation plan for employees, management and executives;
- reviewing and approving any securities offerings; and
- reviewing the internal control and management information systems.

Inherent in the mandate of the Board is the responsibility to review the Company's strategic planning, risk management, succession planning (including appointing, training and monitoring senior management) and shareholder communications. These matters are routinely and expressly dealt with by the Board throughout the year.

There were nine meetings of the Board of Directors held in fiscal 2001. Eight meetings of the Board are currently scheduled for fiscal 2002. On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a report from the Chief Executive Officer, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

The Company's existing Board consists of ten directors. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times.

The existing Board consists of seven unrelated directors and three related directors within the meaning of the TSE Report. The seven unrelated directors are: Mr. I.H. Asper, O.C., O.M., Q.C., LL.D.; Mr. David A. Asper; Dr. Lloyd I. Barber, C.C., LL.D; Ms. Jalynn H. Bennett, C.M.; The Lord Black of Crossharbour, P.C. (Can) O.C., K.C.S.G; The Honourable Frank McKenna and Mr. F. David Radler. The remaining three directors are related within the meaning of the TSE Report. Accordingly, the Board is constituted with a majority of individuals who qualify as unrelated directors.

In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.

Proportionate Representation

The Company is indirectly controlled by Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., and trusts for the benefit of members of his family, including Gail S. Asper and Leonard J. Asper, each of whom are senior officers of the Company and proposed for election as directors, and David A. Asper who is also proposed for election as a director. Mr. Asper and those trusts directly or indirectly own all of the Multiple Voting Shares of the Company and 3,462,874 Subordinate Voting Shares of the Company, which together represent approximately 89% of the total votes and 45% of the total equity and therefore, together, are a "significant shareholder" of the Company within the meaning of the TSE Report.

The Subordinate Voting Shares which are held by shareholders ("public shareholders") other than the Company's significant shareholder and any of its affiliates represent approximately 11% of the total votes and together with the Non-Voting Shares which are held by public shareholders represent 55% of the total equity.

The directors believe that five of the unrelated directors are independent directors. The five independent directors are: Dr. Lloyd I. Barber, C.C., LL.D; Ms. Jalynn H. Bennett, C.M.; The Lord Black of Crossharbour, P.C. (Can) O.C., K.C.S.G; The Honourable Frank McKenna and Mr. F. David Radler. Approximately 55% of the equity shares of the Comapny are held by public shareholders and the directors therefore believe that the membership on the Board of Directors of these five directors, being 50% of the total number of directors, fairly reflects the investment in the Company by public shareholders.

Independence from Management

In order to ensure that the Board of Directors can function independently from management, the Company has separated the roles of Chairman and Chief Executive Officer through the appointment of Mr. I.H. Asper as Executive Chairman of the Board of Directors and Mr. Leonard J. Asper as President and Chief Executive Officer.

In order to assess the performance and compensation of the Executive Chairman, the independent directors meet separately from the rest of the Board of Directors to discuss these issues.

Board Committees

The Board of Directors has 5 committees: the Audit Committee, the Executive Compensation Committee, the Executive Committee, the Pensions Committee and the Publications Committee.

i) Audit Committee

The Audit Committee is composed entirely of independent directors in compliance with the Guidelines established in the TSE Report. The Committee is responsible for, among other things, reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the Board of Directors. The Audit Committee met five times in fiscal 2001, during which time its members were Dr. Lloyd I. Barber, C.C., L.L.D, Ms. Jalynn H. Bennett, C.M. and The Honourable Frank McKenna.

ii) Executive Compensation Committee

The Executive Compensation Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as the Company's share compensation plans. The Committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. The Committee held one meeting in fiscal 2001 during which time its members were Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. Lloyd I. Barber, C.C., LL.D. and Jalynn H. Bennett, C.M.

iii) Executive Committee

The Executive Committee is composed of the Executive Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and three additional directors. A majority of the Executive Committee is composed of unrelated directors. The Committee is expected to meet between meetings of the Board to review the performance of the Company and business development opportunities and make recommendations to the Board. The Committee is also expected to deal with less significant matters and corporate matters of a routine nature. Matters of a significant nature must be dealt with by the Board. The Committee held four meetings in fiscal 2001 during which time its members were Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Mr. David A. Asper, Mr. Leonard J. Asper, Dr. Lloyd I. Barber, CC., LL.D. and Mr. Peter D. Viner.

iv) Pensions Committee

The Pensions Committee is composed of three directors. The Committee is responsible for overseeing matters relating to the investment policies and performance of our pension funds. The members of the committee are Dr. Lloyd I. Barber, Mr. David A. Asper and Ms. Jalynn H. Bennett, C.M.

v) Publications Committee

The Publications Committee is composed of five directors. The Committee is responsible for overseeing matters relating to the operation of our publishing properties. The members of this committee are Mr. David A. Asper, Mr. Leonard J. Asper, Lord Black of Crossharbour, P.C. (Can) O.C., K.C.S.G, Mr. F. David Radler and Mr. Peter D. Viner.

Corporate Governance

As a result of the TSE's corporate governance rules, the Board of Directors passed a resolution authorizing the Board to expressly assume responsibility for developing and monitoring the Company's approach to corporate governance issues. The Corporate Secretary who is also a director has been appointed as the person responsible for ensuring all corporate governance matters are reviewed by the Board and that procedures recommended in the guidelines established in the TSE Report are followed, where appropriate.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, the Board approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board also reviews and approves operating and capital budgets. The Board also reviews the recommendations of the Executive Compensation Committee as to the adequacy and form of compensation of the directors to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also approves changes in senior management. The directors have access to management and the Company's advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. In addition, Committees of the Board are authorized by the Board from time to and as appropriate to retain outside advisors at the Company's expense.

Because the Company focuses on new development opportunities, at any given time a significant number of investment opportunities may be under investigation by management. The Board receives monthly reports on these activities and Board meetings are held to review and approve the corporate development transactions. The Board has not felt it necessary to develop a description of the definition of limits to management's responsibilities, nor to develop a specific statement of corporate objectives which the Chief Executive Officer is responsible for meeting. As a result of its relatively small size, the Board is very flexible and management has been able to liaise regularly with the Board to seek approval for any activities outside the normal course of business.

With respect to establishing specific corporate objectives for the Company and the Chief Executive Officer, the Board is satisfied that such objectives (both long and short term) are set and regularly discussed at Board meetings.

Board Performance

It is the responsibility of the Executive Chairman of the Board to ensure the effective operation of the Board and to ensure the Board discharges its responsibilities. Because of the relative youth of the Company and the small Board of Directors, it has not been necessary to create formal committees or to convene specific meetings to assess the effectiveness of the Board as a whole, the committees of the Board or the contribution of individual directors and the quality of information provided to the Board or to establish a specific committee to propose new nominees to the Board. The Board has established an orientation and education program for new director recruits. To date, issues regarding quality of information, suggestions regarding the appointment of new directors and issues regarding Board performance have been raised and have been regularly explored at meetings of the Board of Directors. To date, the Executive Chairman has been of the view that Board performance has been more than satisfactory. As well, the Executive Chairman has made himself available at all times for discussions with individual Board members regarding Board performance.

Shareholder Feedback

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder, including any concerns raised by shareholders.

Expectations of Management

The Board of Directors expects management, among other things, to work diligently towards enhancing the Corporation's performance by ensuring that existing operations are managed prudently and that new profit centres are sought. It is expected that management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. The Company believes that the Board of Directors has been kept fully informed of the Company's activities. Management is expected and strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company's future, discussions regarding strategic planning and discussions regarding the assessment of performance. The Board of Directors expects all management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding same.

The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company.

INTEREST IN MATERIAL TRANSACTIONS

On May 17, 2001, CanWest Media Inc., a wholly-owned subsidiary of the Company, issued US$425.0 million and Cdn $60.7 million principal amount of 10-5/8% Senior Subordinated Notes due 2011 on a private placement basis. The Canadian dollar notes were purchased by CanWest Communications Corporation, the Company's controlling shareholder.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Copies of the Company's current annual information form (together with one copy of any document, or the pertinent pages of any document incorporated therein by reference), the comparative financial statements of the Company for the fiscal year ended August 31, 2001 together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for the fiscal year ended August 31, 2001, the interim financial statements of the Company for periods subsequent to August 31, 2001 and this circular are available to anyone, upon request, from the Secretary of the Company, without charge to the security holders of the Company.

DIRECTORS' APPROVAL

The contents of this circular and the sending thereof to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

Gail S. Asper
Secretary

Winnipeg, Canada
December 6, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: February 7, 2002

By: John E. Maguire
John E. Maguire
Vice President, Finance and Chief Financial Officer